Schedule 13 d
Item 1  Security and Issuer.
           Title of the class of equity securities is:Common Stock
           Name and address of the principal executive offices of the issuer:
              Northwest Equity Corp.
              234 Keller Ave. So
              Amery, WI 54001

Item 2  Identity and Background

           (a)  Name:  Brian L. Beadle
           (b)  Residence:  312 Johnson St.
                            Amery, WI  54001
           (c)   Present principal occupation:    President
                                                  Northwest Savings Bank
                                                  234 Keller Ave. S.
                                                  Amery, WI  54001
           (d) No convictions in a criminal proceeding during the last five years
           (e) No party to civil proceedings of a judicial or administrative body during the last 5 years

Item 3.  Source and Amount of Funds or Other Consideration

         Securities not purchased nor acquired. Voting rights are transferred to employees pursuant to an Employee Stock Ownership Plan. Each participant shall be entitled to direct the Trustee as to the manner in which the voting rights of any shares of Company Stock that are entitled to vote and are allocated to the Participant's Company Stock Account will be exercised.

Item 4.  Purpose of Transaction

         Voting rights of stock are transferred to employees pursuant to the rules of an Employee Stock Ownership Plan.

Item 5.  Interest in Securities of Issuer

         (a)   Brian L. Beadle
                            Aggregate Number:  42,244 shares
                            Percentage of the class of securities:  5.1%
         (b) Brian L. Beadle 42,244 shares with sole power to vote or direct to vote (c) No transactions effected during the last 60 days by Brian L. Beadle.
                            Emjay  Corporation,  trustee for  Northwest  Savings
                  Bank Employee Stock Ownership Plan notified Brian L. Beadle was allocated 3125 shares for the fiscal year ended March 31, 1998, by a phone call on 5/29/98.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from such securities. A listing of the beneficiaries of an employee benefit plan is not required.
         (e) Date reporting person ceased to be the beneficial owner of more than five percent of class of securities is not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits

         None